Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NATCO Group Inc.:

We consent to the use of our reports dated February 26, 2009, with respect to the consolidated balance sheets of NATCO Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting  as of December 31, 2008, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Houston, Texas

July 16, 2009